SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tribune Media Company
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

                                                                                                ________896047503_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

______________________ October 10, 2018________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,346,512 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,346,512 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,346,512 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 1.54%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,650,074 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,816,774 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,816,774 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.21%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 553,888 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 553,888 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 553,888 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.63%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 46,300 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 46,300 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 46,300 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.05%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 12,215 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 12,215 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 12,215 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 896047503
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 14,400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 14,400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 14,400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Tribune Media Company (the "Issuer"), a Delaware corporation with principal offices located at 515 North State Street, Chicago, Illinois 60654.

Item 2. Identity and Background
This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation ("LICT), CIBL, Inc. ("CIBL") and ICTC Group, Inc. ("ICTC"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  ("GGCP"), GGCP Holdings LLC ("GGCP Holdings"), GAMCO Investors, Inc. ("GBL"), Associated Capital Group, Inc. ("AC"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Asset Management Inc. ("GAMCO"), Teton Advisors, Inc. ("Teton Advisors"), Gabelli & Company Investment Advisers, Inc. ("GCIA"), G.research, LLC ("G.research"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, LICT, CIBL and ICTC.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research, a wholly owned subsidiary of GCIA, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the "Funds"), which are registered investment companies.  Gabelli Funds is also the investment adviser to the Gabelli Media Mogul NextSharesTM, the Gabelli Food of All Nations NextSharesTM, the RBI NextSharesTM, and the Gabelli Pet Parents' Fund NextSharesTM, and The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
ICTC is a holding company with subsidiaries in voice, broadband and other telecommunications services, primarily in the rural telephone industry. ICTC makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of ICTC.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, AC, GCIA, and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.  ICTC Group Inc. is a Delaware corporation having its principal place of business as 556 Main Street, Nome, North Dakota 58062.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
The Reporting Persons used an aggregate of approximately $90,119,790 to purchase the Securities reported as beneficially owned in Item 5. GAMCO and Gabelli Funds used approximately $13,091,807 and $51,791,216, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GCIA used approximately $22,434,647 of client funds to purchase the Securities reported by it. Foundation use approximately $124,929 of funds of a private entity to purchase the Securities reported by it. Mario Gabelli used approximately $513,234 of private funds to purchase the Securities reported by him. MJG Associates used approximately $1,661,904 of client funds to purchase the Securities reported by it. AC used approximately $502,053 of working capital to purchase the Securities reported by it.

Item 4. Purpose of Transaction
                             Each of the Reporting Persons has purchased and holds the Securities reported by it for investment for one or more accounts over which it has shared, sole, or both investment and/or voting power, for its own account, or both.
The Reporting Persons are engaged in the business of securities analysis and investment. The Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).  As a result of these analytical activities one or more of the Reporting Persons may issue analysts reports, participate in interviews or hold discussions with third parties, with management or with Directors in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder values.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.
Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer.  However, none of the Reporting Persons intends to seek control of the Issuer or participate in the management of the Issuer, and any Reporting Person that is registered as an investment company under the Company Act will participate in such a transaction only following receipt of an exemption from the SEC under Rule 17d-1 under the Company Act, if required, and in accordance with other applicable law.  In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversification requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients.  Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or otherwise dispose of all or some of its holdings of Securities.  Although the Reporting Persons share the same basic investment philosophy and although most portfolio decisions are made by or under the supervision of Mario Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and shareholder values.  Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options.  Exceptions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.  In the event that the aggregate voting position of all Reporting Persons exceeds 25% of the total voting position of the Issuer, one or more of the filing persons may transfer voting and/or dispositive power over shares to independent committees of directors or the owners of such shares. Such committees vote and/or consider disposition of such shares independently of the Reporting Persons.
Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as beneficially owned by him for investment for his own account or that of one or more members of his immediate family.  Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 4,793,089 shares, representing 5.47% of the 87,625,933 shares outstanding as reported in the Issuer's most recently filed Form 10-Q for the quarterly period ended June 30, 2018. The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds Foundation GCIA AC Mario Gabelli MJG Associates	2,816,774 1,346,512 3,000 553,888 12,215 14,400 46,300	3.21% 1.54% 0.00% 0.63% 0.01% 0.01% 0.05%
Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 166,700 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (d) The investment advisory clients of, or partnerships managed by, GAMCO, Gabelli Funds, Teton Advisors and MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships.  Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The powers of disposition and voting of Gabelli Funds, Teton Advisors, GAMCO, GCIA and MJG Associates with respect to Securities owned beneficially by them on behalf of their investment advisory clients, and of MJG Associates and GCIA with respect to Securities owned beneficially by them on behalf of the partnerships or corporations which they directly or indirectly manage, are held pursuant to written agreements with such clients, partnerships and funds.

Item 7. Material to be Filed as an Exhibit
The following Exhibit A is attached hereto.  The following Exhibit B is incorporated by reference to Exhibit B in the Initial Schedule 13D of the Reporting Persons with respect to Lincare Holdings Inc.
Exhibit A:	Joint Filing Agreement
Exhibit B:	Powers of Attorney to David M. Goldman and Douglas R. Jamieson from Mario J. Gabelli individually and/or as an executive officer or director of any entity of which Mr. Gabelli serves.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 19, 2018

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC.
GABELLI FOUNDATION, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC
     Counsel-Teton Advisors, Inc.

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker Kieran Caterina Diane LaPointe	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Co-Chief Accounting Officer Co-Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Francis J. Conroy	Special Assistant to CEO, Secretary
Silvio A. Berni	Chief Financial and Accounting Officer, Vice President Corporate Development and Controller, Assistant Secretary

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Stephen G. Bondi Nicholas F. Galluccio Vincent J. Amabile John M. Tesoro, CPA Aaron J. Feingold, M.D.	Chairman of the Board Chief Executive Officer and President Founder- Amabile Partners Retired Partner – KPMG LLP President and Founder – Raritan Bay Cardiology Group
Officers:
Nicholas F. Galluccio Michael J. Mancuso Tiffany Hayden	See above Chief Financial Officer Secretary

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Richard L. Bready	Former Chairman and Chief Executive Officer Nortek, Inc. 50 Kennedy Plaza Providence, RI 02903
Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Officers:
Mario J. Gabelli Douglas R. Jamieson Francis J. Conroy Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Interim Chief Financial Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson Francis J. Conroy John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Chief Financial Officer Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity Maria Gigi	President Controller and Financial Operations Principal
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald David Goldman Josephine D. LaFauci	Vice President Secretary Assistant Secretary Assistant Secretary Assistant Secretary Chief Compliance Officer

                                               SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-TRIBUNE MEDIA COMPANY

          MJG ASSOCIATES, INC.
                      10/01/18           10,000            37.7181
                       9/24/18            8,000            37.9122
                       9/13/18              100            37.4617
                       9/13/18              100-           37.4618
                       9/13/18              500-           37.4617
          GABELLI INTERNATIONAL LIMITED
                      10/01/18            1,000            37.7181
                       9/17/18              800            37.8167
          GABELLI & COMPANY INVESTMENT ADVISERS,INC.
                      10/17/18              500-           38.6379
                      10/01/18            1,300            37.4617
                       9/20/18            1,400            37.7122
                       9/17/18            1,700            37.7885
                       8/22/18              500-           36.9455
                GABELLI ASSOCIATES LTD II E
                      10/17/18              500-           38.6379
                      10/02/18            1,200-           38.3261
                       9/20/18              100            37.7122
                       8/22/18              100-           36.9455
                       8/21/18              500-           36.1785
     GABELLI ASSOCIATES LTD
                      10/17/18            1,400-           38.6379
                      10/01/18            2,500            37.4617
                       9/20/18            1,400            37.7122
                       8/22/18              500-           36.9455
                       8/21/18            1,200-           36.1785
                       8/21/18              800-           36.1785
               GABELLI ASSOCIATES FUND II
                      10/17/18              500-           38.6379
                      10/02/18              400-           38.3261
                       9/20/18              300            37.7122
                       8/22/18              200-           36.9455
                       8/21/18              300-           36.1785
               GABELLI ASSOCIATES FUND
                      10/17/18            1,300-           38.6379
                      10/02/18            1,750-           38.3261
                       9/20/18            1,200            37.7122
                       8/22/18              400-           36.9455
                       8/21/18            1,100-           36.1785

          GAMCO ASSET MANAGEMENT INC.
                      10/18/18           10,000            38.7482
                      10/18/18            1,500            38.7273
                      10/17/18              700-           38.6379
                      10/17/18            1,400            38.5000
                      10/17/18              500            38.5196
                      10/17/18            1,000            38.7883
                      10/17/18            2,000-             *DO
                      10/17/18            2,000-             *DO
                      10/17/18              800            38.4900
                      10/16/18           51,900            38.1794
                      10/16/18            2,100            38.1786
                      10/16/18            6,500            38.1765
                      10/16/18            6,900            38.1713
                      10/16/18            2,900            38.1583
                      10/16/18           19,800            38.1476
                      10/16/18              400            38.1475
                      10/16/18            1,700            38.1850
                      10/16/18              500            38.1200
                      10/16/18            2,300            38.1173
                      10/16/18            1,650            38.0945
                      10/16/18              100-           38.1713
                      10/16/18           10,000            38.0751
                      10/16/18              800            38.0475
                      10/16/18            1,200            38.1900
                      10/16/18            1,500            38.2873
                      10/16/18            1,400            38.2799
                      10/16/18            1,700            38.2000
                      10/16/18            1,900            38.0845
                      10/16/18              500            38.2099
                      10/16/18            3,200            38.1262
                      10/16/18              100            38.1713
                      10/16/18            1,200            38.2153
                      10/15/18            8,000            37.6647
                      10/15/18              400            37.6000
                      10/15/18            5,000            37.6614
                      10/12/18              400            37.0658
                      10/12/18            1,400            37.0689
                      10/12/18           15,000            37.1965
                      10/12/18            4,000            37.1697
                      10/12/18              800            37.0987
                      10/12/18           10,400            37.0909
                      10/12/18           21,000            37.0851
                      10/12/18            8,000            37.1950
                      10/11/18           12,000            37.0252
                      10/11/18           18,000            37.0818
                      10/11/18           45,900            37.1452
                      10/11/18            4,500            37.1485
                      10/11/18            1,200            37.3833
                      10/11/18            2,400            37.3954
                      10/11/18              600            37.4200
                      10/11/18              700            37.4699
                      10/11/18              500            36.7700
                      10/10/18              200            38.3012
                      10/10/18            5,300            38.2312
                      10/10/18            2,000            38.1853
                      10/10/18              500            38.1214
                      10/10/18           12,850            38.0682
                      10/10/18            4,000            38.0100
                      10/10/18            5,000            37.9800
                      10/10/18            1,600            37.9799
                      10/10/18              700            37.9571
                      10/10/18              100            37.9199
                      10/10/18            6,500            37.8923
                      10/10/18            1,800            37.8813
                      10/10/18            5,000            37.8746
                      10/10/18              900            37.8200
                      10/10/18           56,500            37.7971
                      10/10/18              400            37.7250
                      10/10/18            2,000            37.6882
                      10/10/18            4,393            37.6700
                      10/09/18              800            38.2385
                      10/09/18            5,900            38.3761
                      10/09/18            1,400            38.3543
                      10/09/18            1,500            38.2400
                      10/09/18            6,800            38.3190
                      10/08/18            1,200            37.9900
                      10/08/18           12,000            38.0027
                      10/08/18            7,000            37.9702
                      10/08/18            1,500            38.0119
                      10/08/18            1,400            37.9636
                      10/08/18            5,300            37.9700
                      10/08/18              300            37.8880
                      10/05/18           10,500            38.2200
                      10/05/18           15,650            38.1529
                      10/05/18              400            38.0050
                      10/05/18            5,300            38.2973
                      10/05/18            7,500            38.0123
                      10/05/18           11,300            38.0210
                      10/05/18            2,000            37.9827
                      10/05/18            1,500            37.9835
                      10/05/18              800            37.9864
                      10/05/18              300            38.0234
                      10/05/18              600            37.9884
                      10/05/18           49,300            37.9931
                      10/05/18              800            37.9926
                      10/05/18              500            37.9901
                      10/05/18              300            37.9967
                      10/04/18            5,700            38.1705
                      10/04/18           14,200            38.2476
                      10/04/18            5,000            38.3713
                      10/04/18            5,000            38.1355
                      10/04/18           13,400            38.3195
                      10/04/18              500            38.2300
                      10/04/18              300            38.1458
                      10/04/18            5,000            38.1972
                      10/04/18            1,700            38.1500
                      10/04/18            2,500            38.2319
                      10/04/18           18,900            38.4248
                      10/04/18           10,000            38.1632
                      10/04/18            1,210            38.2000
                      10/03/18           12,200            38.1537
                      10/03/18              600            38.2150
                      10/03/18            1,200            38.1645
                      10/03/18            1,890            38.0909
                      10/03/18              600            38.1173
                      10/03/18              150            38.1200
                      10/03/18            4,700            38.1668
                      10/03/18            4,200            38.1287
                      10/03/18            1,200            38.1396
                      10/03/18            1,000            38.1404
                      10/03/18            8,900            38.1425
                      10/03/18              700            38.1426
                      10/03/18              500            38.1454
                      10/03/18              900            38.1511
                      10/03/18            2,500            38.1784
                      10/03/18              100            38.1872
                      10/03/18            1,100            38.1545
                      10/03/18            1,500            38.0884
                      10/03/18           65,500            38.1572
                      10/02/18            3,400            38.0105
                      10/02/18              150-           38.3261
                      10/01/18              600            37.8018
                      10/01/18              900            37.4617
                      10/01/18            2,000            37.7425
                      10/01/18            7,900            37.8539
                      10/01/18           20,000            37.8366
                       9/28/18              607            37.8700
                       9/27/18            1,000            37.7660
                       9/27/18           21,600            37.8659
                       9/27/18            5,000            37.9497
                       9/27/18            1,200            37.8496
                       9/27/18            4,000            37.9250
                       9/26/18            1,000            37.9700
                       9/26/18           33,110            37.8838
                       9/26/18            2,000            37.9898
                       9/26/18           19,000            37.8137
                       9/25/18            4,800            38.0044
                       9/24/18            6,100            37.8570
                       9/24/18            5,190            37.8000
                       9/24/18              200            37.9425
                       9/21/18           15,200            38.1108
                       9/20/18           20,000            37.9318
                       9/20/18              300            37.8365
                       9/20/18              500            37.7122
                       9/20/18           30,900            37.9264
                       9/20/18            2,000            37.7869
                       9/20/18            4,000            37.9339
                       9/20/18            1,500            37.8661
                       9/19/18            1,600            37.8206
                       9/19/18            1,500            37.8631
                       9/19/18              500            37.9140
                       9/19/18              600            37.9084
                       9/19/18              400            37.9467
                       9/19/18            2,000            37.8800
                       9/19/18           15,000            37.9364
                       9/19/18            4,400            37.9563
                       9/18/18            3,700            37.7855
                       9/17/18           15,000            37.8089
                       9/17/18            6,000            37.8170
                       9/14/18            1,000            37.6800
                       9/13/18            3,800            37.2799
                       9/12/18            1,300            37.0012
                       9/12/18              500            37.1600
                       9/12/18            2,500            37.1352
                       9/12/18            5,000            37.1600
                       9/11/18            1,000            37.1950
                       9/11/18              500            37.1660
                       9/11/18           12,300            37.1171
                       9/11/18            2,000            37.1600
                       9/11/18            4,000            37.1962
                       9/10/18            1,000            36.8180
                       9/10/18              400            36.6737
                       9/06/18            2,000            37.4583
                       9/06/18            1,400            37.5514
                       9/06/18            1,500            37.5700
                       9/06/18            3,000            36.8314
                       9/06/18              800            37.4500
                       9/06/18            3,600            37.3613
                       9/05/18            1,500            36.6300
                       9/05/18            2,200            36.8366
                       9/04/18            6,900            36.6211
                       9/04/18            3,500            36.5383
                       9/04/18           20,400            36.6786
                       8/31/18            8,300            36.7153
                       8/31/18            3,600            36.7353
                       8/30/18           12,800            36.6597
                       8/30/18            2,000            36.6332
                       8/30/18           34,000            36.6646
                       8/29/18              400            36.7453
                       8/29/18            1,000            36.7427
                       8/28/18              400            36.6600
                       8/28/18              700            36.6900
                       8/27/18            2,500-           36.4750
                       8/27/18            7,900            36.6556
                       8/24/18              600            36.9100
                       8/24/18           25,000            36.9914
                       8/24/18           14,000            37.0410
                       8/22/18            2,000            36.7363
                       8/22/18              100-           36.9455
                       8/22/18            5,000            36.6907
                       8/22/18            4,300            36.5922
                       8/21/18              600            36.4658
                       8/21/18              400            36.5684

           GABELLI FUNDS, LLC.
                GAMCO GLOBAL TELECOMMUNICATIONS FUND
                       9/17/18            2,000            37.8129
               GABELLI SMALL CAP GROWTH FUND
                       9/26/18            8,000            38.1200
                       9/18/18           20,000            37.8112
                       9/05/18            8,000            36.8892
               GABELLI MERGER PLUS+ TRUST
                       8/21/18              350-           36.1785
               GABELLI MULTIMEDIA TRUST INC.
                       9/27/18            2,000            37.9780
                       9/24/18            4,000            37.8700
                       8/21/18            2,000            36.3300
               GABELLI GLOBAL SMALL AND MIDCAP VALUE TRUST
                      10/12/18            8,000            37.1657
                       9/27/18            4,000            37.9400
                       8/22/18            3,200            36.5195
               GABELLI GO ANYWHERE TRUST
                      10/16/18           25,500            38.1764
                      10/16/18              500-             *DO
               GABELLI GLOBAL RISING INCOME AND DIVIDEND FUND
                      10/10/18            4,000            37.8300
                       9/24/18            3,000            37.9150
               GABELLI EQUITY TRUST
                       9/06/18            2,240            37.0450
                       9/05/18            6,760            37.0268
               GABELLI DIVIDEND & INCOME TRUST
                       9/24/18           25,000            37.9594
                       8/22/18           25,000            36.6372
               GABELLI CONVERTIBLE AND INCOME TRUST
                       9/18/18            2,000            37.8112
               GABELLI ASSET FUND
                      10/12/18            2,000            37.1600
                      10/11/18            2,000            37.5300
                      10/03/18            2,000            38.1500
                      10/01/18           15,000            37.7129
                       9/28/18            2,000            37.9900
                       9/26/18            3,000            37.9855
                       9/07/18            4,000            36.7900
                       9/07/18            7,000            36.7500
                       8/28/18           12,000            36.7520
               GABELLI CAPITAL ASSET FUND
                      10/08/18            1,000            37.9880
               GAMCO MERGER ARBITRAGE
                      10/17/18            3,600-           38.6379
                      10/01/18              200            37.4617
                       8/22/18              700-           36.9455
                       8/21/18            3,150-           36.1785
               GAMCO ALL CAP VALUE
                      10/11/18            2,000            37.0382
                      10/04/18            2,000            38.2060

          ASSOCIATED CAPITAL GROUP INC.
                      10/01/18              100            37.4617
                       9/20/18              100            37.7122

          MARIO J. GABELLI
                       9/10/18            4,000            36.4700
                       8/22/18              500            36.7321

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NYSE.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tribune Media Company and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this October 19, 2018.

MARIO J. GABELLI GGCP, INC. MJG ASSOCIATES, INC. GABELLI FOUNDATION, INC. MJG-IV LIMITED PARTNERSHIP By:/s/ David Goldman David Goldman Attorney-in-Fact
TETON ADVISORS, INC. GABELLI FUNDS, LLC By: /s/ David Goldman David Goldman General Counsel – Teton Advisors, Inc. & Gabelli Funds, LLC
GAMCO INVESTORS, INC. By:/s/ Kevin Handwerker Kevin Handwerker General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.
G.RESEARCH, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     President & Chief Executive Officer – Associated Capital Group,
       Inc.
     President – GAMCO Asset Management Inc.
     Vice President – Gabelli & Company Investment Advisers, Inc.
     Secretary – G.research, Inc.